SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

SECURITIES EXCHANGE ACT OF 1934
Release No. 90998 / January 27, 2021

Admin. Proc. File No. 3-19654

In the Matter of

PIEDMONT MINING COMPANY, INC. AND
RAINBOW CORAL CORP.

OPINION OF THE COMMISSION

SECTION 12(j) PROCEEDING

Grounds for Remedial Action

Failure to Comply with Periodic Filing Requirements

Companies failed to file periodic reports in violation of Section 13(a) of the Securities
Exchange Act of 1934 and Exchange Act Rules 13a-1 and 13a-13. *Held*, it is in the
public interest to revoke the registration of the companies' securities.

APPEARANCES:

Gina Joyce for the Division of Enforcement.

Respondents Piedmont Mining Company, Inc. and Rainbow Coral Corp. (collectively, "Respondents"), issuers with classes of securities registered with the Commission, each failed to file an answer in response to an order instituting proceedings (the "OIP") alleging that they did not file required periodic reports.[1] Respondents again failed to respond to an order to show cause why they should not be found in default.[2] We now find Respondents to be in default, deem the allegations of the OIP to be true, and revoke the registrations of their securities.

I.   Background

A.   The Commission issued an order instituting proceedings against Respondents alleging that they violated the Securities Exchange Act of 1934 and the rules thereunder by failing to file required periodic reports.

On January 13, 2020, the Commission issued the OIP against Respondents pursuant to Section 12(j) of the Securities Exchange Act of 1934. Section 12(j) authorizes the Commission as it deems necessary or appropriate for the protection of investors to suspend for a period not exceeding 12 months, or to revoke, the registration of a security if the Commission finds, on the record after notice and opportunity for hearing, that the issuer of such security has failed to comply with any provision of the Exchange Act or the rules and regulations thereunder.[3]

As explained in the OIP, Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports.[4] The periodic reports are required to be filed even if the registration is voluntary under Section 12(g).[5] Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 generally requires domestic issuers to file quarterly reports.[6] These requirements are imposed "for the proper protection of investors and to insure fair dealing" in an issuer's securities.[7] A violation of these provisions does not require scienter.[8]

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[1]   *Piedmont Mining Co., Inc.*, Exchange Act Release No. 87954, 2020 WL 206762 (Jan. 13, 2020).

[2]   *Piedmont Mining Co., Inc.*, Exchange Act Release No. 90570, 2020 WL 7122718 (Dec. 4, 2020).

[3]   15 U.S.C. § 78*l*(j).

[4]   *See* 15 U.S.C. §§ 78m(a), 78*l*.

[5]   *See* 15 U.S.C. §§ 78m(a), 78*l*(g).

[6]   17 C.F.R. §§ 240.13a-1, .13a-13.

[7]   15 U.S.C. § 78m(a).

[8]   *Advanced Life Scis. Holdings, Inc.*, Exchange Act Release No. 81253, 2017 WL 3214455, at *2 (July 28, 2017) (citing *Citizens Capital Corp.*, Exchange Act Release No. 67313, 2012 WL 2499350, at *5 (June 29, 2012)); *accord SEC v. McNulty*, 137 F.3d 732, 740–41 (2d Cir. 1998).

The OIP alleges that both Respondents are delinquent in their periodic filings with the Commission because they have repeatedly failed to meet their obligations to file timely periodic reports. The OIP further alleges that Respondents also failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, by failing to maintain valid addresses on file with the Commission, did not receive such letters.

Specifically, the OIP alleges that Piedmont Mining Company, Inc. ("PIED") (CIK No. 1366826) is a suspended North Carolina corporation located in Reno, Nevada with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The OIP further alleges that PIED is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2011, which reported a net loss of $68,820 for the prior three months. The OIP alleges that, as of January 7, 2020, the common stock of PIED was quoted on OTC Link operated by OTC Markets Group Inc. (formerly "Pink Sheets") ("OTC Link"), had five market makers and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-l 1(f)(3).

The OIP also alleges that Rainbow Coral Corp. ("RBCC") (CIK No. 1499790) is a revoked Nevada corporation located in Henderson, Nevada with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The OIP alleges that RBCC is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended December 31, 2015, which reported a net loss of $676,512 for the prior nine months. Finally, the OIP alleges that as of January 7, 2020, the common stock of RBCC was quoted on OTC Link, had seven market makers and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

The OIP directed Respondents to file an answer to the allegations contained therein within ten days after service, as provided by Rule 220(b) of the Commission's Rules of Practice.[9] The OIP informed Respondents that if they failed to answer, they may be deemed in default, the proceedings may be determined against them upon consideration of the OIP, and the allegations in the OIP may be deemed to be true as provided in the Rules of Practice.[10]

B. Respondents failed to answer the OIP or respond to a show cause order.

Respondents were each properly served with the OIP, but neither filed an answer. On December 4, 2020, more than ten days after service on each Respondent, they were ordered to show cause by December 18, 2020, why the registrations of their securities should not be revoked by default due to their failures to file an answer and to otherwise defend this proceeding.[11] Respondents were warned that if they "fail[ed] to respond to th[e] order to show cause, they may be deemed in default, the proceeding may be determined against them, and their

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[9] 17 C.F.R. § 201.220(b).

[10] *See* Rule of Practice 155(a), 17 C.F.R. § 201.155(a).

[11] *See supra* note 2.

securities may be revoked." Neither Respondent subsequently answered the OIP or responded to the show cause order.

The show cause order also warned Rainbow Coral Corp. that, if it did not respond, its securities registration may be revoked before the effective date of the Form 15 that it filed on November 12, 2020 to terminate the registration of its securities under Exchange Act Section 12(g). Because a Form 15 generally takes effect 90 days after its filing, the Form 15 filed by USA Capital Management, Inc. would become effective on February 10, 2021.[12] And once an issuer "no longer has a class of securities registered under Section 12 of the Exchange Act"— e.g., upon the effectiveness of a Form 15—dismissal of a Section 12(j) proceeding like this one would be appropriate as to that issuer "[b]ecause revocation and suspension of registration are the only remedies available in a proceeding instituted under Section 12(j)."[13]

Here, however, we conclude that it is an appropriate exercise of our discretion to expedite consideration of this 12(j) proceeding.[14] Revocation of registration pursuant to Section 12(j), which would cease to be an available remedy in this proceeding if the Commission did not act before the effectiveness of Rainbow Coral Corp.'s Form 15, imposes important trading restrictions: "[n]o member of a national securities exchange, broker, or dealer shall make use of the mails or any means or instrumentality of interstate commerce to effect any transaction in, or to induce the purchase or sale of, any security the registration of which has been . . . revoked pursuant to" Section 12(j).[15] By failing to file an answer or respond to the show cause order, which specifically warned Rainbow Coral Corp. that by failing to respond it risked having the registration of its securities revoked before the Form 15 became effective, Rainbow Coral Corp. forfeited the opportunity to justify why the trading of its securities should continue despite its recurrent failure to comply with periodic reporting obligations.[16] Thus, in circumstances like these—where the issuer files a Form 15 only after the institution of proceedings, the issuer is warned of the consequences of defaulting, and the issuer ignores the administrative process—we

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[12]   15 U.S.C. § 78*l*(g)(4); 17 C.F.R. § 240.12g-4; *see also* 15 U.S.C. § 78*l*(g)(4) (providing that a Form 15 will not become effective 90 days after its filing if the Commission institutes proceedings to deny termination of registration on the basis that the information required to be certified on the Form 15 is untrue).

[13]   *NXChain, Inc.*, Exchange Act Release No. 87479, 2019 WL 5784734, at *2 & n.12 (Nov. 6, 2019) (collecting cases).

[14]   *See, e.g.*, *Florida Mun. Power Agency v. FERC*, 315 F.3d 362, 366 (D.C. Cir. 2003) (stating that "[a]dministrative agencies enjoy 'broad discretion' to manage their own dockets"); *Utah Agencies v. Civ. Aeronautics Bd.*, 504 F.2d 1232, 1236 (10th Cir. 1974) ("Certainly the general rule is that the [agency] has a rather wide discretion in setting its calendar and in determining the relative priority in which its cases will be heard.").

[15]   15 U.S.C. § 78*l*(j).

[16]   *See generally Porco v. Huerta*, 472 F. App'x 2, 4 (D.C. Cir. 2012) (applying forfeiture to claim that agency should not have remanded case for disposition on "expedited schedule"); *Town of Winthrop v. FAA*, 328 F. App'x 1, 4 & n.6 (1st Cir. 2009) (holding that "acquiescence" to "expedited procedures . . . forfeited any objection to them").

would generally be inclined to expedite consideration and exercise our discretion to prioritize the resolution of the Section 12(j) proceeding in question.

II.   Analysis

A.   We hold Respondents in default, deem the OIP's allegations to be true, and find that Respondents violated the Exchange Act by failing to file required periodic reports.

Rule of Practice 220(f) provides that "[i]f a respondent fails to file an answer required by this rule within the time provided, such respondent may be deemed in default pursuant to Rule 155(a)."[17] Rule 155(a) permits the Commission to deem such a respondent in default and "determine the proceeding against [it] upon consideration of the record, including the order instituting proceedings, the allegations of which may be deemed to be true."[18] Because Respondents have failed to answer, and have not responded to the order to show cause, we find it appropriate to deem each Respondent in default and to deem the allegations of the OIP to be true.

The OIP alleges that each Respondent had a class of securities registered with the Commission under Exchange Act Section 12(g), and that each has failed to file required annual and quarterly reports. The allegations of the OIP, deemed true, establish that each Respondent violated Exchange Act Section 13(a) and the rules thereunder.[19]

B.   We deem it necessary and appropriate to revoke the registration of all classes of Respondents' registered securities.

Section 12(j) authorizes us as we deem "necessary or appropriate for the protection of investors" to suspend for 12 months or less or revoke the registration of an issuer's securities if the issuer has failed to make required filings.[20] We apply a multifactor test to determine an appropriate sanction:

> [W]e will consider, among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations.[21]

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[17]   17 C.F.R. § 201.220(f).

[18]   17 C.F.R. § 201.155(a) (specifically authorizing such action where a respondent fails "[t]o answer . . . or otherwise to defend the proceeding").

[19]   *See supra* notes 4–8 and accompanying text.

[20]   15 U.S.C. § 78*l*(j); *see also* 15 U.S.C. § 78m(a); 17 C.F.R. §§ 240.13a-1, .13a-13.

[21]   *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 WL 1506286, at *4 (May 31, 2006).

Although these factors are nonexclusive, and no single factor is dispositive,[22] "[w]e have held that a respondent's repeated failure to file its periodic reports on time is 'so serious' a violation of the Exchange Act that only a 'strongly compelling showing' regarding the other *Gateway* factors would justify a sanction less than revocation."[23]

Respondents' violations were recurrent in that they each have failed to file required annual and quarterly reports over multiple years.[24] These violations were serious because "reporting requirements are 'the primary tool[s] which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities.'"[25] An issuer's failure to file periodic reports violates "a central provision of the Exchange Act . . . , depriv[ing] both existing and prospective holders of its registered stock of the ability to make informed investment decisions based on current and reliable information."[26] Respondents' "'long history of ignoring . . . reporting obligations' evidences a 'high degree of culpability.'"[27] And because Respondents failed to answer the OIP or respond to the show cause order, they have submitted no evidence of any efforts to remedy their past violations and ensure future compliance. Nor have they made any assurances against further violations.

Accordingly, each of the factors we analyze favors revocation. Respondents have failed to make a "strongly compelling showing" to justify another sanction. We find it necessary and appropriate for the protection of investors to revoke the registration of all classes of Respondents' registered securities.

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[22] *China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 WL 5883342, at *12 (Nov. 4, 2013).

[23] *Calais Res. Inc.*, Exchange Act Release No. 67312, 2012 WL 2499349, at *4 (June 29, 2012) (quoting *Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 WL 137145, at *7 (Jan. 21, 2009)); *accord Cobalis Corp.*, Exchange Act Release No. 64813, 2011 WL 2644158, at *5 (July 6, 2011); *Am. Stellar Energy, Inc. (n/k/a Tara Gold)*, Exchange Act Release No. 64897, 2011 WL 2783483, at *4 (July 18, 2011).

[24] *See, e.g.*, *Accredited Bus. Consolidators Corp.*, Exchange Act Release No. 75840, 2015 WL 5172970, at *2 (Sept. 4, 2015) (failure to file "any periodic reports for over two years" was recurrent); *Nature's Sunshine Prods.*, 2009 WL 137145, at *5 (failure to file "required filings over the course of the two-year period in the OIP" was recurrent).

[25] *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 WL 858747, at *4 n.17 (Mar. 22, 2007) (alteration in original) (quoting *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977)); *see also supra* note 23 and accompanying text (recurrent failure to file periodic reports is "so serious" as to require a "strongly compelling showing" regarding other factors to justify a sanction less than revocation).

[26] *Accredited Bus. Consolidators*, 2015 WL 5172970, at *2; *see also United States v. Arthur Young & Co.*, 465 U.S. 805, 810 (1984) (observing that "[c]orporate financial statements are one of the primary sources of information available to guide the decisions of the investing public").

[27] *See, e.g.*, *Citizens Capital*, 2012 WL 2499350, at *5 (ellipsis in original) (quoting *America's Sports Voice*, 2007 WL 858747, at *3).

An appropriate order will issue.

By the Commission (Acting Chair LEE and Commissioners PEIRCE, ROISMAN, and CRENSHAW).

Vanessa A. Countryman
Secretary

UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 90998 / January 27, 2021

Admin. Proc. File No. 3-19654

In the Matter of
PIEDMONT MINING COMPANY, INC. AND RAINBOW CORAL CORP.

ORDER IMPOSING REMEDIAL SANCTIONS

On the basis of the Commission's opinion issued this day, it is

ORDERED that the registration of all classes of the registered securities of Piedmont Mining Company, Inc. under Section 12(g) of the Securities Exchange Act of 1934 is hereby revoked pursuant to Exchange Act Section 12(j); and it is further

ORDERED that the registration of all classes of the registered securities of Rainbow Coral Corp. under Section 12(g) of the Securities Exchange Act of 1934 is hereby revoked pursuant to Exchange Act Section 12(j).

The revocations are effective as of January 28, 2021.

By the Commission.

Vanessa A. Countryman
Secretary